Exhibit 99.2

WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON SEPTEMBER 7, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS (“BOARD”)

The undersigned hereby constitutes and appoints Lior Shemesh and Eitan Israeli and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 4, 2016, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, on Wednesday, September 7, 2016 at 3:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WIX.COM LTD.

September 7, 2016, 3:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
 as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE
PROPOSALS LISTED BELOW

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To amend the Company’s Articles of Association to implement recent amendments to Israel’s Companies Law Regulations.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
2.1. To re-elect the following individuals as Class III directors to serve until the 2019 Annual Meeting of Shareholders. (i) Avishai Abrahami (ii) Giora Kaplan (iii) Mark Tluszcz	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
	FOR	AGAINST	ABSTAIN
2.2. To re-elect Ron Gutler as a Class II director to serve until the 2018 Annual Meeting of Shareholders.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
2.3. To re-elect Allon Bloch as a Class I director to serve until the 2017 Annual Meeting of Shareholders.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
	3.1 To amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and a new equity grant mechanism.	☐	☐	☐
	3.2 To adopt a “double trigger” full acceleration vesting mechanism upon a “Change of Control” for options granted to Erika Rottenberg.	☐	☐	☐
	3.3 To adopt a “double trigger” full acceleration vesting mechanism upon a “Change of Control” for options granted to Norbert Becker.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
4. To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

		☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.